Exhibit B
EXECUTION COPY

ONCAP INVESTMENT PARTNERS II L.P.
161 Bay Street, 48th Floor
Toronto, ON M5J 2S1

March 15, 2010

Sage Parent Company, Inc.
c/o ONCAP Investment Partners II L.P.
161 Bay Street, 48th Floor
Toronto, ON M5J 2S1

Gentlemen:

Reference is made to the Agreement and Plan of Merger, dated as of the date hereof (as amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Sage Parent Company, Inc., a Delaware corporation (“Parent”), Sage Merger Company, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Sub”), and Sport Supply Group, Inc., a Delaware corporation (the “Company”). Capitalized terms used in this letter agreement and not defined herein shall have the meanings ascribed thereto in the Merger Agreement.

ONCAP Investment Partners II L.P., an Ontario limited partnership (“ONCAP”), hereby commits, subject to the terms and conditions set forth herein, to, and to cause certain of its affiliated investment funds, successors and assigns (collectively, the “Equity Investor”) to, purchase shares of capital stock of Parent (the “Equity Interests”) for an aggregate purchase price of $89,616,369.16 (the “Equity Proceeds”); provided, that the amount of the Equity Proceeds shall be reduced: (i) by the aggregate amount of any Merger Consideration, Restricted Share Consideration and Option Consideration that would have been payable with respect to the Rollover Shares and Rollover Options, had such shares or options been converted or exchanged in the Merger, in each case to the extent actually contributed to Parent immediately prior to the Effective Time (such aggregate amount, the “Rollover Amount”), if any, (ii) to the extent provided in Article II of the Merger Agreement, by the aggregate amount of any Merger Consideration that would have been payable with respect to any Dissenting Shares and shares of Company Common Stock owned by the Company, Parent, or Sub, in each case to the extent such shares are issued and outstanding immediately prior to the Effective Time, and in each case to the extent such shares had been converted in the Merger, and (iii) by the amount of any Debt Financing actually funded at Closing that is in excess of fifty percent (50%) of the sum of the aggregate Merger Consideration, Restricted Share Consideration and Option Consideration payable at Closing. Parent hereby commits, immediately following receipt of the Equity Proceeds from the Equity Investor, to purchase shares of capital stock of Sub for an aggregate purchase price equal to the amount of the Equity Proceeds (as such amount may be reduced as provided above).  Notwithstanding anything to the contrary contained in this letter or any other letter or agreement to the contrary, in no event shall the Equity Investor be obligated under any circumstances to contribute, or cause to be contributed, any amounts in excess of the Equity Proceeds (as such amount may be reduced as provided above).

Promptly following the execution and delivery of this letter, ONCAP and Parent agree to negotiate, execute and deliver, and to cause the Equity Investor and Sub to negotiate, execute and deliver, customary definitive documentation in order to consummate the equity investment contemplated hereby (the “Equity Financing”). Consummation of the Equity Financing and payment by the Equity Investor of the Equity Proceeds in consideration for the Equity Interests is subject only to the satisfaction or waiver, on or before the Closing Date, of all of the conditions precedent to the obligations of Parent and Sub to consummate the Merger as set forth in Article VII of the Merger Agreement (other than any condition precedent not satisfied due solely to the failure of the Equity Investor to consummate the Equity Financing).

Each party hereto (and any other person who shall receive a copy hereof as permitted pursuant hereto) shall keep confidential this letter and all information obtained by it with respect to the other parties in connection with this letter, and will use such information solely in connection with the transactions contemplated hereby, except to the extent required to enforce such party’s rights under this letter.  Notwithstanding the foregoing, (i) any party hereto and the Company may disclose this letter and its terms and conditions to any of such party’s respective officers, directors, employees, Affiliates, financing sources or other Representatives who are involved in the Transactions, subject to such Person being made aware of the confidentiality provisions herein and (ii) ONCAP and Parent may provide a copy of this letter to Sub.

Notwithstanding anything to the contrary contained in this letter or any other letter or agreement, no former, current or future directors, officers employees, Affiliates, general or limited partners, stockholders, managers, members, financing sources (including parties to the Financing Commitments), assignees, agents or other Representatives of any party hereto, or any direct or indirect holder of any equity interests or securities of any such party (collectively, the “Party Affiliates”), shall have any liability or obligation of any nature whatsoever in connection with or under this letter or the transactions contemplated hereby, and each party hereto hereby waives and releases all claims against such Party Affiliates for any such liability or obligation.

This letter may not be amended or modified, and no provision hereof may be waived, except by a written agreement executed by each party to this letter.

This letter will terminate and cease to be of any further force or effect upon the earlier to occur of (i) the Closing and (ii) the date on which the Merger Agreement is terminated in accordance with its terms.  This letter shall be governed by and construed in accordance with the laws of the State of Delaware (without giving effect to choice of law principles thereof that would result in the application of the Laws of another jurisdiction).  Each of the parties hereto, on behalf of itself and its respective Affiliates, (i) consents to submit itself to the personal jurisdiction of the Delaware Court of Chancery or the other courts of the State of Delaware, in each case in connection with any Action arising out of, in connection with, in respect of, or in any way relating to the negotiation, execution and performance of this letter and the transactions contemplated hereby and waives any right to trial by jury with respect to any such matters.  Each party hereto, on behalf of itself and its Affiliates, irrevocably and unconditionally waives any objection to the laying of venue of any Action arising out of, in connection with, or in respect of this letter.  This letter may be executed in one or more counterparts, including via facsimile transmission.

This letter shall be binding on the undersigned solely for the benefit of the addressees of this letter, and nothing set forth in this letter shall be construed to confer upon or give to any person other than the addressees of this letter any benefits, rights or remedies under or by reason of, or any rights to enforce or cause such addressee to enforce, the Equity Financing or any provisions of this letter.

This letter constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties hereto with respect to the transactions contemplated hereby.

*    *    *    *    *

                  Very truly yours,

           ONCAP INVESTMENT PARTNERS II L.P.

By:	ONCAP Investment Partners II Inc., its general partner

By: /s/ Michael Lay Name: Michael Lay Title: Vice President

Accepted and agreed as of
the date first above written:

SAGE PARENT COMPANY, INC.

By:/s/ Michael Lay Name: Michael Lay Title: President